Form of Stock Compensation Agreement with Lester E. Gann














































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                          STOCK COMPENSATION AGREEMENT

      THIS AGREEMENT is made as of the 2nd day of January, 1997 by and between Workforce Systems Corp., a Florida corporation (hereinafter referred to as the "Company") and Lester E. Gann ("Gann").

      WHEREAS, the Company is a publicly-held company with three operating divisions, including manufacturing, employee staffing and consumer products.

      WHEREAS, Gann is President of Industrial Fabrication & Repair, Inc. ("IFR"), a wholly- owned subsidiary of the Company and a company which operates within the manufacturing division.

      WHEREAS, Gann was the founder and President of IFR prior to the Company's acquisition of IFR in May 1995.

      WHEREAS, subsequent to such acquisition, Gann remained with IFR in his previous role and IFR and Gann became parties to that certain Employment Agreement dated as of May 22, 1995 (the "Employment Agreement"), a copy of which is attached hereto as Exhibit A and incorporated herein by such reference.

      WHEREAS, pursuant to Paragraph 5(a) from time to time Gann may be entitled to receive a performance bonus.

      WHEREAS, based upon the performance of IFR since its acquisition by the Company, the Board of Directors of the Company deem it to be appropriate to award Gann a bonus.

      NOW, THEREFORE, in consideration of the recitals, promises and conditions in this Agreement, the parties hereto agree as follows:

      1.    RECITALS.  The foregoing recitals are true and correct.

      2. AWARD OF STOCK. The Company hereby grants an aggregate of 10,000 shares of the Company's common stock to Gann as a bonus (the "Bonus Stock") pursuant to Paragraph 5(a) of the Employment Agreement, such stock to be issued as follows:
            (a)   5,000 shares on April 1, 1997;

            (b)   2,500 shares on July 1, 1997; and

            (c)   2,500 shares on September 1, 1997.









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      Gann shall be responsible for the payment of any taxes which may accrue as a result of the issuance of the Bonus Stock.

      3.    MISCELLANEOUS.

      (a) Any notice, request, demand or other communication required or permitted hereunder shall be deemed to be properly given when personally served in writing or when deposited in the United States mail, first class postage prepaid, addressed to the other party at the addresses appearing in this Agreement. Either party may change its address by written notice made in accordance with this section.

      (b) This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives, administrators, executors, successors, subsidiaries and affiliates. This Agreement may not be assigned by Gann.

      (c) This Agreement shall be governed and construed in accordance with the laws of the State of Florida.

      (d) This Agreement constitutes the entire agreement between the parties. No promises, guarantees, inducements or agreements, oral or written, express or implied, have been made other than as contained in this Agreement. This Agreement can only be modified or changed in writing signed by both parties hereto.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and date first above written.


                              Workforce Systems Corp.

                              By:
                                 --------------------------
                                    Ella Boutwell Chesnutt,
                                    President

                              -----------------------------
                              Lester E. Gann